NEWS RELEASE
Brookfield Properties and Blackstone
to Acquire Trizec
Definitive Agreement Signed to Acquire 100% of
Trizec Properties and Trizec Canada

NEW YORK, June 5, 2006 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that it has signed a definitive agreement to acquire all of the shares of Trizec Properties, Inc. (NYSE: TRZ), a publicly-traded U.S. office REIT, and Trizec Canada Inc. (TSX: TZC), a Canadian company that holds, among other assets, an approximate 38% stake in Trizec Properties, which have a combined equity value of approximately $4.8 billion.
The Trizec portfolio consists of 61 high-quality office properties totaling 36 million square feet in nine U.S. markets including the gateway cities of New York City, Washington, D.C., and Los Angeles. Top buildings include the Grace Building and One New York Plaza in Manhattan, the Victor Building and 1200 K Street, N.W. in Washington, D.C., and Bank of America Plaza and Figueroa at Wilshire in Los Angeles.
Brookfield is joined in this acquisition by The Blackstone Group. Under the terms of its joint venture with Blackstone, a company to be jointly owned by Brookfield Properties and Blackstone will acquire 100% of the outstanding common shares of Trizec Properties at $29.01 per share, representing a 22% premium over the 30-day weighted average price of the company. In addition, Brookfield Properties will acquire 100% of the outstanding shares of Trizec Canada at US$30.97 per share, representing a 36% premium over the 30-day weighted average price of the company. The additional $1.96 per share consideration for Trizec Canada reflects the value of Trizec Canada’s net assets beyond its approximately 38% interest in Trizec Properties. Trizec Canada shareholders may also be offered an alternative to receive their proceeds in the form of preferred shares up to a maximum of $400 million.
Brookfield Properties will manage and operate 18.5 million square feet of properties located in New York, Washington, D.C., downtown Los Angeles and Houston. These assets fit strategically into the markets where Brookfield Properties has current operations, or are consistent with its financial services, government and energy market strategy. Blackstone will manage and operate 5.4 million square feet of properties located in West Los Angeles, San Diego and some of the New York City properties. Prior to the closing of the acquisition, Blackstone or other parties are expected to acquire 12.1 million square feet of properties located in Atlanta, Dallas, West Los Angeles, San Diego, Chicago, Charlotte and Minneapolis from Trizec Properties.

The joint venture will be financed with property and corporate debt, contributions of equity of $1.3 billion by Brookfield Properties and institutional partners selected by it and the balance of the equity by Blackstone. Brookfield Properties’ expected equity commitment, after syndication to institutional partners, is expected to be approximately $450 million. This amount will be financed from Brookfield Properties’ corporate resources.
“We are pleased to be acquiring this outstanding portfolio of premier office properties. With the majority of the value in gateway cities complementary to our portfolio, this acquisition provides Brookfield Properties with a unique investment opportunity,” said Ric Clark, President & CEO of Brookfield Properties. “We are looking forward to working with the highly-regarded Trizec team. Additionally, we are excited to be partnering with Blackstone, the pre-eminent global real estate and private equity firm,” Clark concluded.
Jonathan D. Gray, Senior Managing Director of The Blackstone Group said, “Trizec represents a tremendous opportunity to further our investment in the U.S. office market recovery. We look forward to working with Trizec’s people and with Brookfield, the ideal partner for such major urban office properties.”
The boards of directors of Trizec Properties and Trizec Canada have separately approved the merger and arrangement agreement and have recommended the approval of the transaction by their respective stockholders. It is expected that the closing of the transaction will occur during the third or fourth quarter of 2006 and is contingent upon customary closing conditions and the approval of the stockholders of both companies at special meetings to be held on dates to be announced.
Bear, Stearns & Co. Inc., Merrill Lynch, Goodwin Procter LLP, Goodman and Carr LLP, Simpson Thacher and Bartlett LLP, and Blake Cassels & Graydon LLP acted as financial or legal advisors to Blackstone and/or Brookfield. Acquisition financing is being provided by Merrill Lynch.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio comprises 67 commercial properties totaling 48 million square feet and ten development properties totaling eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City and BCE Place in Toronto. Brookfield Properties trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
The Blackstone Group, a global investment and advisory firm with offices in New York, Atlanta, Boston, Los Angeles, London, Hamburg, Mumbai and Paris, was founded in 1985. Blackstone’s real estate group has raised approximately $10 billion for real estate investing and has a long track record of investing in office buildings, hotels and other commercial properties. In addition to real estate, The Blackstone Group’s core businesses include private equity, corporate debt investing, marketable alternative asset management, mergers and acquisitions advisory and restructuring and reorganization advisory. Information relating to The Blackstone Group can be accessed at http://www.blackstone.com.

Trizec Properties, Inc., a real estate investment trust (“REIT”) headquartered in Chicago, is one of the largest owners and operators of commercial office properties in the United States. The company has ownership interests in and manages a high-quality portfolio of 61 office properties totaling approximately 40 million square feet concentrated in the metropolitan areas of seven major U.S. markets. The company trades on the New York Stock Exchange under the symbol TRZ. For more information, visit www.trz.com
Trizec Canada is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC and is a mutual fund corporation under Canadian tax rules. The company is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc. For more information, visit www.trizeccanada.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417-7215; email: mcoley@brookfieldproperties.com.
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This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.